[CAMPBELL RESOURCES INC. LOGO]


                                  PRESS RELEASE
                              For immediate release


               CAMPBELL RESOURCES ANNOUNCES ITS FOURTH QUARTER AND
                             ANNUAL RESULTS FOR 2005


MONTREAL, MARCH 14, 2006 -- CAMPBELL RESOURCES INC. (TSX: CCH, OTC BULLETIN
BOARD: CBLRF) recorded a net loss of $21.3 million or $0.20 per share in the fourth quarter of 2005, compared to a net loss of $3.0 million or $0.03 per share in 2004. In the fourth quarter, the Company wrote down the book values of the Discovery property by $1.8 million following the acceptance, in 2006, of the offer made by Strateco Resources Inc. and of the Copper Rand Mine by $16.7 million based on a revision of the operation's future cash flow. In 2004, the Company had written-down the book value of the Joe Mann Mine by $1.8 million. For the year, the net loss amounts to $24.4 million or $0.23 per share compared to $8.2 million or $0.08 per share in 2004. These results do not include operations at the Copper Rand Mine, which continue to be capitalized.

Gross metal sales for the fourth quarter of 2005 were $4.2 million compared to $5.6 million for the comparable period in 2004. The average market gold price for the fourth quarter was $538 (US$444) compared to $526 (US$432) for the fourth quarter of 2004.

Gross metal sales for 2005 were $18.3 million (30,500 ounces of gold) compared to $21.8 million (38,447 ounces of gold) for the previous year. The average market gold price was $539 (US$449) for 2005 and $529 (US$408) for 2004.

Mining expenses for the fourth quarter 2005 were $3.8 million, compared to $5.6 million for the comparable period in 2004. The operating cost per ounce in the fourth quarter of 2005 was US$412 compared to US$451 in the previous year. Mining expenses for 2005 were $16.4 million compared to $20.0 million for the previous year and the operating cost per ounce was US$426 compared to US$411 in 2004.

Expenses related to surface exploration programs amounted to $0.9 million for the fourth quarter of 2005, of which $0.6 million relating to the Corner Bay project were capitalized. Exploration expenses for the year 2005 were $2.0 million, of which $1.1 million were capitalized during the year.


NOTES RECEIVABLE AND DEFERRED ROYALTY

In the 2001 and 2002 fiscal years, the Company sold a $32.4 million royalty on future production from the Joe Mann Mine in consideration of cash and notes receivables. As at June 30, 2005 the notes receivable of $25.4 million, bearing interest of 6.25% and maturing February 2011 were outstanding. The royalty carried forward was $24.9 million. The Company having placed itself under the Companies' Creditors Arrangement Act and therefore in default, the royalty unit holders exercised their call right to require the Company to buy back the units. The buyback price is the fair market value at the date of the default, June 30, 2005. An independent engineering firm, evaluated the value of the royalty at $5.9 million and the Company therefore recorded a gain of $19.0 million. This buyback price was applied against the notes receivable. The balance remaining of these notes is $17.4 million and is now due. Giving the uncertainty regarding the collection of these notes from the unitholders, the Company has recorded an allowance for doubtful accounts for the full amount. Each unitholder has been notified of the obligation to pay the due amount. The Company intends to take legal measures to recover the amounts.

JOE MANN MINE

Production in the fourth quarter was 5,577 ounces of gold and 192,259 pounds of copper compared to 9,754 ounces and 215,324 pounds in the same period in 2004. Average gold content per ton produced was 0.256 oz/t, the same as the content realized for the same period in 2004. During the quarter, 25,678 tons of ore were milled compared to 41,557 tons in 2004.

For 2005, production totalled 29,431 ounces of gold and 897,460 pounds of copper compared to 39,175 ounces and 806,107 pounds for the same period in 2004. For the year, gold grade averaged 0.254 oz/t compared to 0.230 in 2004.

COPPER RAND MINE

Results from the Copper Rand Mine were capitalized and are not included in the Company's consolidated financial results.

During the fourth quarter, the Company suspended development activities while maintaining production activities in developed areas. Production for the fourth quarter was 34,725 tons grading 2.97% Cu and 0.066 oz/t Au for a total metal production of 2,031,577 pounds of copper and 1,903 ounces of gold. For 2005, total production reached 150,673 tonnes for a production of 6,761,847 pounds of copper and 7,095 ounces of gold. Operations at the mill continued on a
3.5 day/week schedule and treated ore from both the Copper Rand and Joe Mann mines.

For the fourth quarter, proceeds from operations at the Copper Rand Mine were $2.1 million after applying the net metal sales ($5.1 million) in reduction of the capitalized development costs on this mining property. In 2005, $1.9 million was invested in this property after having applied the net metal sales of $14.1 million in reduction of capitalized costs.

OUTLOOK

In June 2005, the Company was granted an initial order under the Companies' Creditors Arrangement Act ("CCAA"). The Company has been granted an extension to May 31, 2006 and is continuing its efforts to submit a plan of arrangement to its creditors. As well, discussions with a potential strategic partner are continuing.

In the last six months of 2005, the Company's operations generated over $4.4 million in cash. Of this amount, $1.6 million was invested in exploration and $1.0 million in re-structuring fees. As of December 31, the Company had $1.8 million in cash.

At the Copper Rand Mine, the Company resumed limited development activities in January and has further increased these activities in early March.

At the Joe Mann Mine, based on recent results and a higher price for gold, operations may continue through 2006 and possibly into 2007. Underground definition drilling will be undertaken in the coming months to identify additional resources which may extend the life of the mine. Similar work will begin at the Copper Rand Mine in early summer.

Despite the success obtained by the exploration team on the Corner Bay property, the Company has suspended further work until money is available.

Certain information contained in this release contains "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those "Risk Factors" set forth in the Campbell's current Annual Report on Form 20-F for the year ended December 31, 2004. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and mineral reserves and resources of Campbell. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Campbell undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.


                                     - 30 -

FOR MORE INFORMATION :

CAMPBELL RESOURCES INC.                                        Renmark Financial Communications Inc.
Andre Fortier, President and Chief Executive Officer           Henri Perron, hperron@renmarkfinancial.com
Tel.: 514-875-9037                                             John Boidman, jboidman@renmarkfinancial.com
Fax: 514-875-9764                                              Tel.: 514-939-3989
afortier@campbellresources.com                                 Fax: 514-939-3717
                                                               www.renmarkfinancial.com

CAMPBELL RESOURCES INC.
CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31
(EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS)

--------------------------------------------------------------------------------------------------------------------------
                                                                                          2005             2004
--------------------------------------------------------------------------------------------------------------------------
                                                                                            $                $
ASSETS
Current assets
    Cash and cash equivalents                                                              1,772            1,191
    Restricted cash                                                                          350              350
    Short-term investments                                                                   125              102
    Receivables                                                                            1,654            2,819
    Settlements receivable                                                                 8,374            3,131
    Production inventories                                                                    67              592
    Supply inventories                                                                     3,330            3,982
    Prepaids                                                                                 877              218
--------------------------------------------------------------------------------------------------------------------------
                                                                                          16,549           12,385
Amount receivable from Copper Rand/Portage Restoration Fiduciary Trust                     3,012            2,853
Notes receivable                                                                              --           26,145
Restricted deposits and exchange agreements                                               49,723           49,447
Future income taxes                                                                        1,324            1,901
Property, plant and equipment                                                             59,955           79,379
Accrued benefit asset                                                                      3,897            3,215
Deferred charges and other assets                                                            183            2,431
--------------------------------------------------------------------------------------------------------------------------
                                                                                         134,643          177,756
==========================================================================================================================

LIABILITIES
Current liabilities
    Short-term loan                                                                        6,606            2,686
    Accounts payable                                                                      13,563           11,149
    Accrued liabilities                                                                    3,695            3,670
    Current portion of long-term debt                                                     18,037            2,694
--------------------------------------------------------------------------------------------------------------------------
                                                                                          41,901           20,199

Asset retirement obligations                                                               7,738            7,321
Long-term debt                                                                            49,745           63,808
Future income taxes                                                                        4,756            4,067
Deferred royalty                                                                              --           27,776
--------------------------------------------------------------------------------------------------------------------------
                                                                                         104,140          123,171
--------------------------------------------------------------------------------------------------------------------------


SHAREHOLDERS' EQUITY
    Capital stock                                                                         69,958           69,610
    Warrants, stock options and conversion rights                                          2,771            3,074
    Contributed surplus                                                                    1,404            1,101
    Deficit                                                                              (43,630)         (19,200)
--------------------------------------------------------------------------------------------------------------------------
                                                                                          30,503           54,585
--------------------------------------------------------------------------------------------------------------------------
                                                                                         134,643          177,756
==========================================================================================================================

CAMPBELL RESOURCES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31
(EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS EXCEPT PER SHARE AMOUNTS)

--------------------------------------------------------------------------------------------------------------------------
                                                                       2005               2004             2003
--------------------------------------------------------------------------------------------------------------------------
                                                                         $                  $                $


GROSS METAL SALES                                                       19,915             21,833          22,307
Treatment charges                                                        1,641              1,372           1,495
--------------------------------------------------------------------------------------------------------------------------
Net metal sales                                                         18,274             20,461          20,812
--------------------------------------------------------------------------------------------------------------------------

Expenses
    Mining                                                              16,346             20,853          21,516
    Amortization                                                         4,675              4,802           4,466
    Write-down of properties                                            18,512              1,750              --
    General administration                                               4,080              2,534           1,777
    Exploration                                                            854                705              --
    Care and maintenance                                                   345                365             242
--------------------------------------------------------------------------------------------------------------------------
                                                                        44,812             31,009          28,001
--------------------------------------------------------------------------------------------------------------------------
Loss before the following items                                         26,538             10,548           7,189

Interest expense on long-term debt                                         770                405             769
Interest income                                                           (900)            (1,702)         (1,854)
Amortization of deferred charges                                         1,851                264             264
--------------------------------------------------------------------------------------------------------------------------
Loss from operations                                                    28,259              9,515           6,368
--------------------------------------------------------------------------------------------------------------------------

Other (income) expense
    Foreign exchange gain                                                 (334)               (47)           (682)
    Gain on sale of subsidiaries                                            --                 --          (2,296)
    Other (income) expense                                              (3,577)              (797)            309
    Share of loss of affiliate                                              --                 --             190
--------------------------------------------------------------------------------------------------------------------------
                                                                        (3,911)              (844)         (2,479)
--------------------------------------------------------------------------------------------------------------------------
Loss before taxes and non-controlling interest                          24,348              8,671           3,889

Income and mining tax (recovery) expense                                    82               (455)             81
--------------------------------------------------------------------------------------------------------------------------
                                                                        24,430              8,216           3,970

Non-controlling interest                                                    --                (24)            (30)
--------------------------------------------------------------------------------------------------------------------------
NET LOSS                                                                24,430              8,192           3,940
==========================================================================================================================

WEIGHTED AVERAGE NUMBER OF COMMON SHARES ('000)                        107,925             96,482          55,251
==========================================================================================================================

BASIC AND FULLY DILUTED LOSS PER SHARE                                    0.23               0.08            0.07
==========================================================================================================================

CAMPBELL RESOURCES INC.
CONSOLIDATED STATEMENTS OF CONTRIBUTED SURPLUS AND DEFICIT
YEARS ENDED DECEMBER 31
(EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS)

--------------------------------------------------------------------------------------------------------------------------
                                                                         2005             2004             2003
--------------------------------------------------------------------------------------------------------------------------
                                                                           $                $                $


CONTRIBUTED SURPLUS

Balance, beginning of year                                               1,101             1,081               --
Expired warrants initially applied against
    the deficit in 2003                                                     --                --            1,081
Options expired during the year                                            303                20               --
--------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                                     1,404             1,101            1,081
==========================================================================================================================

DEFICIT

Balance, beginning of year                                              19,200            11,008            7,068

Net loss                                                                24,430             8,192            3,940
--------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                                    43,630            19,200           11,008
==========================================================================================================================